United States securities and exchange commission logo





                            March 14, 2024

       Naveen Krishnarao Kulkarni
       Chief Executive Officer and President
       Quantumzyme Corp.
       15656 Bernardo Center Drive
       Suite 801
       San Diego, CA 92127

                                                        Re: Quantumzyme Corp.
                                                            Offering Statement
on Form 1-A
                                                            Filed February 29,
2024
                                                            File No. 024-12403

       Dear Naveen Krishnarao Kulkarni:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Please revise your cover page to disclose the differences between the common stock being offered and your Series
A and Series B preferred stock, including any disparate voting and dividend rights. Also
disclose the number of shares outstanding of each series. We note your disclosure in Note
4 on page 33 regarding the voting rights and control of
                                                        Mr. Kulkarni. Please
also revise the cover page to disclose that Mr. Kulkarni controls the company, disclose his
beneficial ownership percentages and the amount of voting power he will own following
the completion of the offering. Also provide this disclosure in the offering circular
summary and revise the risk factors to disclose the associated risks.
 Naveen Krishnarao Kulkarni
FirstName  LastNameNaveen  Krishnarao Kulkarni
Quantumzyme    Corp.
Comapany
March      NameQuantumzyme Corp.
       14, 2024
March2 14, 2024 Page 2
Page
FirstName LastName
Description of Business
The Quantumzyme Solution, page 24

2. Please generally revise the business section to describe the business you engage in and the business you intend to engage in. Please be more specific in describing the products or services you offer or intend to offer, their stage of development, if there is a principal market you intend to target, and how your products would be distributed. Refer to Item
         7(a)(1) of Form 1-A. For example, we note the discussion of QZyme Workbench. Please revise to clarify if you created this technology or license it from another source.
         Clarify how the technology relates to your business. If this is technology under development by you, please revise to disclose the stage of development and additional steps needed until it is ready to be commercialized. Please revise to clarify the core features of the technology depicted in the graphic on page 25. Please revise the text to the right of the graphic to clarify how it relates to your product and the significance of the bolded language. For example, clarify whether it is significant that the 3D model created by algorithms does not have exact structural information.
3. We note your discussion of your 5 step development plan. Please expand your disclosure to briefly describe what the program is and the different phases of the program so that an investor will understand the stage at which you are developing this technology.
4. Please revise the discussion of your business to define or explain specialized terms at first use, including biotransformation, biocatalysis, and legacy reactions. Our Technology, page 25

5. We note that the company "seeks daily to understand the science involved in enzyme engineering which [you] will evolve and incorporate into [your] plan of operations," the references to current and future projects, and that, "[a]s a biotransformation company
         [you] will constantly focus and seek to implement [your] advances in the following selected areas to continually drive and advance the growth of Quantumzyme." Please substantially expand the discussion of the selected areas to address each of the categories identified, describe your advances and how you intend to implement them. In doing so, clarify what expertise you have in "the science involved in enzyme engineering," and the current efforts to gain understanding in that area. Finally, clarify the current projects you reference here.
Government Regulation, page 26

6. Please revise to clarify whether there are existing or anticipated government regulations affecting your business, and if so, describe the material regulations and their effects. Refer to Item 7(a)(2) of Form 1-A.
 Naveen Krishnarao Kulkarni
FirstName  LastNameNaveen  Krishnarao Kulkarni
Quantumzyme    Corp.
Comapany
March      NameQuantumzyme Corp.
       14, 2024
March3 14, 2024 Page 3
Page
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 or Abby Adams at 202-551-6902 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services